ABIGAIL J. MURRAY 312-609-7796 amurray@vedderprice.com
January 8, 2010

VIA EDGAR

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC  20549
Attn:  Ms. Sheila Stout

Re:	Marshall Funds, Inc. (File Nos. 033-48907 and 811-58433)

Dear Ms. Stout:

This letter is in response to the comment you provided with respect to Marshall Funds, Inc. (the “Registrant”) and its three money market series, Marshall Prime Money Market Fund, Marshall Government Money Market Fund and Marshall Tax-Free Money Market Fund (each, a “Money Market Fund”), during our telephone conference on January 5, 2010 regarding the Registrant’s report on Form N-SAR filed on October 29, 2009.

Comment:       With respect to each Money Market Fund, please confirm that the information provided in response to sub-item 74W (mark-to-market net asset value per share, to four decimals) is accurate, and re-file the Registrant’s N-SARs for the past two fiscal years to correct any inaccuracies.

Response:         The preparer of the Registrant’s Form N-SARs has confirmed that, because of a misinterpretation of the information required by sub-item 74W, the information provided in response thereto for each Money Market Fund reflects the five-digit net asset value (“NAV”) based on amortized cost rather than the five-digit mark-to-market NAV.  The preparer has amended and re-filed the Registrant’s Form N-SARs for the past two fiscal years to reflect each Money Market Fund’s five-digit NAV struck using actual pricing.

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United States Securities and Exchange Commission
January 8, 2010

If you have any questions or comments, please contact the undersigned at (312) 609-7796.

               Sincerely,

               /s/Abigail J. Murray
               Abigail J. Murray

cc:      Mr. John Blaser
    Angela Pingel, Esq.
    Maureen Miller, Esq.